July 2, 2025

Sarah Ying Li
Head of Financial Reporting
NetEase, Inc.
NetEase Building, No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People   s Republic of China

       Re: NetEase, Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           File No. 000-30666
Dear Sarah Ying Li:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2024
Introduction, page 1

1.     Your definition of China or the PRC appears to exclude Hong Kong and
Macau for
       purposes of describing the PRC rules, laws, regulation and regulatory authority or other legal, tax or finance matters. Please revise to remove the exclusion of Hong
       Kong and Macau from such definition. Clarify that all the legal and operational risks
       associated with having operations in the People   s Republic of China
(PRC) also apply
       to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and
       Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.
 July 2, 2025
Page 2
Item 3. Key Information, page 5

2. We note changes you made to your disclosure on pages 7 and 55 relating to legal and operational risks associated with operating in China and PRC regulations. The
       Samples Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene or influence your operations at any time, or may exert more control over operations of your business, which could result in a material change in your operations and/or the value of your securities. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your December 31, 2022 Form 20-F that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, refer
       to the Division of Corporation Finance   s Sample Letter to China-Based
Companies,
       issued December 2021 and July 2023. In future filings, please restore your disclosure.
Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023, page 117

3. You state the increase in net revenue from online games was attributable to strong performance of certain self-developed titles and mobile titles and certain licensed titles, which were partially offset by decreased net revenues from live streaming services. Similarly, you attribute the increase in cost of revenues from your games and related value-added services to an increase in royalty fees for certain licensed games and staff costs, which was partially offset by a decrease in revenue sharing costs.
       Where a material change in a line item is attributed to two or more factors, including any offsetting factors, please revise throughout your results of operations disclosure to include a quantified discussion of each identified factor. In addition, avoid using terms such as "principally" or "mainly." Refer to Item 5.A.1 of Form 20-F.
4. We note that in your earnings release furnished on February 20, 2025 and in several investor presentations, you separately discuss the percentage of net revenue generated from online games and mobile games such that it appears discrete financial information may be available. In addition, we note from your risk factor disclosures that profits from mobile games, even if the games are successful, are generally lower than profits generated from PC games. Please tell us your consideration to separately quantify revenue from mobile games and PC games for each period presented in an effort to add context to the revenue mix and its impact on your gross profit margins for your games and related value-added services segment.
E. Critical Accounting Estimates
Estimate of Average Playing Period of Paying Players, page 137

5. We note you generate revenue from the sale of in-game virtual items for both your mobile and PC games, some of which are recognized over the estimated average playing period of the paying players. Please tell us your consideration to disclose the estimated average playing period or range of such period separately for mobile and
       PC games. To the extent changes in such estimates, if any, significantly impacted your revenue or results of operations, tell us how you considered including a discussion of such change. In your response, provide us with the estimated average playing period for your PC and mobile games for each period presented.
 July 2, 2025
Page 3

Notes to Consolidated Financial Statements
Note 28. Segment Information, page F-44

6. Please revise to discuss how the CODM uses gross profit, which appears to be the segment measure of profit or loss, in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f) and the example in 280-10-
       55-54(c).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Paul W. Boltz, Jr.